_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2017

Commission File Number 001-31303

SOURCEGAS
RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION
7001 MOUNT RUSHMORE ROAD
RAPID CITY, SOUTH DAKOTA 57702

______________________________________________________________________

SOURCEGAS RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2017	5

Notes to Financial Statements as of December 31, 2017 and 2016 and for the Year Ended December 31, 2017	6

EXHIBIT INDEX	12

SIGNATURE	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of
SourceGas Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SourceGas Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of Matter

As discussed in Note 1 to the financial statements, the Plan was merged into the Black Hills Corporation Retirement Savings Plan as of December 31, 2017. The net assets at the time of merger were transferred and thus the plan has no remaining net assets available for benefits.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 25, 2018

We have served as the Plan’s auditor since 2016.

SOURCEGAS RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2017 and 2016

	2017	2016

Assets:
Investments:
Participant-directed investments – at fair value	$—	$84,924,217
Participant-directed investments – at net asset value	—	6,043,669
Total investments	—	90,967,886

Receivables:
Employer contribution	—	254
Notes receivable from participants	—	3,098,318
Total receivables	—	3,098,572

Net assets available for benefits	$—	$94,066,458

The accompanying Notes to Financial Statements are an integral part of these financial statements.

SOURCEGAS RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For The Year Ended December 31, 2017

2017

Additions to net assets
Contributions:
Participant contributions	$4,326,201
Employer contributions	3,543,693
Participant rollover contributions	89,777
Total contributions	7,959,671

Investment income:
Interest and dividends	1,889,380
Net appreciation in fair value of investments	12,914,417
Total investment income	14,803,797

Other income:
Interest received on notes receivable from participants	139,077

Total additions to net assets	22,902,545

Deductions from net assets:
Administrative expenses	(13,115)
Benefits paid to participants	(12,065,805)
Total deductions from net assets	(12,078,920)

Increase in net assets available for benefits	10,823,625

Transfer to the Black Hills Corporation Retirement Savings Plan	(104,890,083)

Net assets available for benefits:
Beginning of year	94,066,458
End of year	$—

The accompanying Notes to Financial Statements are an integral part of these financial statements.

SOURCEGAS RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2017 and 2016 and for the Year Ended December 31, 2017

(1)    DESCRIPTION OF THE PLAN

The following description of the SourceGas Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s information.

General — The Plan is a defined-contribution plan that covers eligible employees of SourceGas LLC, the previous Plan Sponsor. On February 12, 2016, SourceGas LLC was acquired by Black Hills Corporation (the “Company” or “Plan Sponsor”). Upon acquisition of SourceGas LLC, the Company became the new sponsor of the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (IRC).

Plan Administration — Due to the acquisition, the Plan was amended and on May 2, 2016, a new trustee, record keeper and custodian were appointed. Plan assets transferred to the new trustee, Charles Schwab Trust Company (Charles Schwab), a division of Charles Schwab Bank, into funds comparable to those offered by the previous trustee, Fidelity Management Trust Company (Fidelity). The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”).

Plan Merger — The Plan merged into the Black Hills Corporation Retirement Savings Plan (“BH Plan”) at the close of business on December 31, 2017. All participants of the Plan became eligible to participate in the BH Plan and their deferral rates in effect under the Plan at the time of the merger were transferred to the BH Plan. On December 31, 2017, the assets and loans of all active and inactive participants were transferred to the BH Plan. The Plan’s assets available for benefits totaling $104,890,083 were transferred to the BH Plan. As such, net assets available for benefits as of December 31, 2017 is zero. Due to the merger, there was a blackout period beginning December 26, 2017 and continued during the week of December 31, 2017. During the blackout period, funds could not be transferred or rolled over, investment elections and contribution rates could not be modified, and new loans or distributions could not be applied.

Eligibility and Vesting — All former SourceGas LLC employees meeting certain criteria, as defined, are eligible to participate in the Plan on their date of hire. The Plan includes an automatic-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a target retirement fund appropriate for their age until changed by the participant. The Plan includes an Automatic Savings Increase (ASI) feature where the participant’s savings rate will increase 1% annually until their savings rate reaches 10%, they have elected to change their savings rate, or they elected to opt-out of ASI.

Participants are vested immediately in their contributions and the Company’s 3% Nonelective Employer or Safe Harbor contributions, plus actual earnings, thereon. Vesting in the Company’s discretionary contribution portion of their accounts is based on years of service at a rate of 33% for the first two years and 34% in the third year. A participant is 100% vested after three years of service. Participants also become fully vested in Company discretionary contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability or death.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) Safe Harbor contributions made by the Company, (iii) discretionary contributions made by the Company; and (iv) participant rollovers from another plan.

Participants may contribute up to 50% of their eligible compensation to the Plan each year. These contributions are subject to certain IRC limitations with an annual maximum contribution of $18,000 for 2017 and 2016. Combined employee pre-tax, employee Roth and employer contributions per participant (excluding catch-up contributions) were limited to the lesser of $54,000 and $53,000, or 50% and 100% of the employee’s available eligible annual pay in 2017 and 2016, respectively. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. There is no limit to how often participants may change their contribution percentages. The Plan provides for Company Safe Harbor contributions and discretionary contributions for certain eligible participants.

Employer Contributions — In 2017, the Company contributed 3% of annual compensation, as defined by the Plan document, to the account of each eligible employee. This is referred to as the Nonelective Employer Contribution or Safe Harbor Contribution as defined in the Plan document. The Company may, in its sole discretion, make additional contributions in an amount to be determined by the Company. These contributions are invested as directed by the participant. The Company made discretionary contributions to the Plan of $1,879,162, an additional 5% of eligible compensation for the year ended December 31, 2017. Certain former employees of Kinder Morgan, Inc. (a previous owner of SourceGas LLC) were eligible to receive an additional discretionary contribution of $144,548, 2% of eligible compensation, as defined, for the year ended December 31, 2017. Contributions are subject to certain IRC limitations.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined-contribution plans. Contributions are subject to certain Internal Revenue Code (IRC) limitations. The Plan received $89,777 in rollover contributions from other qualified plans in 2017.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. As applicable, each participant’s account is credited with the participant’s contribution, nonelective contributions and Plan earnings. Participant accounts are also charged an allocation of plan losses. The administrative expenses are paid by the Plan. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants may direct the investment of their contributions, the Company contributions and/or account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 20 investment options, including a common collective trust stable value fund, Vanguard mutual funds and common stock of the Company.

Notes Receivable from Participants — Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending the day before the request for a new loan, or one-half of the vested account balance. Loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at 1% over the prime interest rate on the date of the loan. Principal and interest are paid ratably through payroll deductions. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. Loans are prohibited for terminated employees.

As of December 31. 2017, the participant loans were merged into the BH Plan.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant’s beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of six months.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the plan document, the account will be reinstated. During 2017, Company contributions were reduced by $152,979 from forfeited non-vested accounts.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investment contracts held by a defined-contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value of fully benefit-responsive investments held by the Plan approximate fair value. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Plan administrative expenses of approximately $215,797 in 2017 were paid by the Company. Administrative expenses for loan fees are paid by the individual plan participant and are reflected in the Statement of Changes in Net Assets Available for Benefits within Administrative expenses.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Roth 401(k) Option — A Roth 401(k) feature is implemented into the Plan, in which the employee contributions are made on an after-tax basis.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

Recent Accounting Pronouncements

In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, Employee Benefit Plan Master Trust Reporting. This update will require plans to disclose the following held by the master trust: (a) the fair value of investments by general type of investment; (b) the net change in the fair value of investments; (c) the total investment income by type; (d) a description of the basis used to allocate net assets, (e) the net investment income or loss; (f) gains or losses to participating plans; and (g) the plan’s percentage interest in the master trust. This guidance is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. Due to the Plan not having a master trust, the Plan does not anticipate any impact from ASU 2017-06 on the Plan’s financial statements and disclosures.
In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires equity investments (except those accounted for under the equity method of accounting, or those that result in the consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. This ASU also requires entities to use the exit price notion when measuring the fair value instruments for disclosure purposes. This guidance is effective for fiscal years beginning after December 15, 2018. The Plan does not anticipate any impact from ASU 2016-01 on the Plan’s financial statements and disclosures.

(3)	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value, as follows:

•	Level 1 refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•	Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available; and

•	Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Additional information about plan assets, including methods and assumptions used to estimate the fair value of these assets, is as follows:

Money markets are primarily cash equivalents held in short-term commingled funds that are categorized as Level 1. They are valued at cost plus accrued interest, which approximates fair value.

Common collective investment trusts are funds based upon the redemption price of units held by the Plan, which is based on the current net asset value (NAV) of the common collective trust fund’s underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the net assets by its units outstanding at the valuation dates. See Note 6 for further disclosure.

Mutual funds are categorized as Level 1 and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock and preferred stock are valued at the closing price reported on the active market on which the securities are traded. Common stock and preferred stock are categorized as Level 1.

Bonds are valued by evaluated pricing from observable market prices, and are categorized as Level 2.

The net assets available for benefits were transferred to the BH Plan, as such, the total investments were zero at December 31, 2017. The following table set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2016:

	December 31, 2016
Recurring Fair Value Measures	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	Net Asset Value	Total Investments

Registered investment companies	$84,133,503	$—	$—	$84,133,503	$—	$84,133,503
Black Hills Corporation common stock	790,427	—	—	790,427	—	790,427
Money market	287	—	—	287	—	287
Collective trust fund	—	—	—	—	6,043,669	6,043,669
Total investments	$84,924,217	$—	$—	$84,924,217	$6,043,669	$90,967,886

For the years ended December 31, 2017 and 2016, there were no transfers between levels.

The following tables set forth a summary of the Plan’s investments with a reported net asset value at:

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2016
Investment	Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Galliard Retirement Income Fund CL 35	$6,043,669	—	Daily or Immediate	None

(4)	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts. The Company merged the Plan into the Black Hills Corporation Retirement Savings Plan effective December 31, 2017. The Plan participants became participants in the Black Hills Corporation 401(k) Retirement Savings Plan effective January 1, 2018.

(5)	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (IRS) has determined and informed SourceGas LLC by a letter dated January 16, 2015, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC and regulations thereunder. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believes that the Plan is qualified and the related trust is tax exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions were taken by the Plan that would require recognizing a tax liability or asset. The Plan is subject to routine audits by taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it may not be subject to income tax examinations for years prior to 2014.

(6)	FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Galliard Retirement Income Fund CL 35 (the “Fund”) is a collective trust fund sponsored by Wilmington Trust Retirement and Institutional Services Company. The beneficial interest of each participant is represented by units which represent undivided proportionate interest in all of the Fund’s assets and liabilities. Units are issued and redeemed daily at the Fund’s NAV determined as of the close of business each day. It is the policy of the Fund to use its best efforts to seek safety of principal and consistency of returns while attempting to maintain minimal volatility.

Participants ordinarily may direct either the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund.

•	Any transfer of assets from the Fund directly into a competing investment option.

•	The establishment of a defined-contribution plan that competes with the Plan for employee contributions.

•	Complete or partial termination of the Plan or its merger with another plan.

Circumstances That Affect the Fund — The Fund invests in assets, typically fixed income securities or bond funds, and enters into “wrapper” contracts issued by third parties. A wrapper contract is an agreement by another party, such as a bank or insurance company to make payments to the Fund in certain circumstances. Wrapper contracts are designed to allow a stable value portfolio to maintain a constant NAV and protect a portfolio in extreme circumstances. In a typical wrapper contract, the issuer of the wrapper contract agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrapper contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	Any substantive modification of the Fund or the administration of the Fund that is not consented to by the issuer of the wrapper contract.

•	Any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow.

•	Employer-initiated transactions by participating plans as described above.

In the event that wrapper contracts fail to perform as intended, the Fund’s NAV may decline if the market value of their assets decline. The Fund’s ability to receive amounts due pursuant to these wrapper contracts is dependent on the third-party issuer’s ability to meet their financial obligations. The ability of the issuer of the wrapper contract to meet its contractual obligations under the wrapper contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable NAV if, for any reason, they cannot obtain or maintain wrapper contracts covering all of their underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of brokers who issue wrapper contracts. The Fund may lose the benefit of wrapper contracts on any portion of their assets in default in excess of a certain percentage of portfolio assets.

(7)	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in a fund offered by Charles Schwab and Black Hills Corporation common stock, which were offered to the former SourceGas LLC employees upon acquisition. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2017 and 2016 the Plan held 0 and 12,886 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $0 and $791,715, respectively. The market value of these shares totaled $0 and $790,427 at December 31, 2017 and 2016, respectively. During the year ended December 31, 2017, the Plan recorded dividend income from this investment of $24,488.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SourceGas Retirement Savings Plan

By:	/s/ RICHARD W. KINZLEY
Richard W. Kinzley
Senior Vice President and
Chief Financial Officer

Date: June 25, 2018